DOR BioPharma, Inc.

August 18, 2006

SENT VIA EDGAR

Amy C. Buckner
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: Review of Filings and comments related to Form 10KSB for the Fiscal Year Ended December 31, 2005 and Form 10QSB for the Fiscal Quarter Ended June 30, 2006.

Dear Ms. Buckner,

Thank you for the opportunity to work with you and discuss the disclosure requirements. This letter is in response to your letter dated August 15, 2006. We are requesting that the response date be extended to September 8, 2006. Currently, we are in the process of moving the offices and expect to be in the new offices by early next week; in addition our auditors are on an audit in Boston and will not be fully accessible until next week.

If you should have any questions please call me at 305-534-3383.

Sincerely,

/s/ Evan Myrianthopoulos_
Evan Myrianthopoulos
Chief Financial Officer
DOR BioPharma, Inc.

MD/AMEX/EC